UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting held on March 22, 2024, it will proceed to make payment of the second installment (USD $30 million) of the cash dividend of $0.013496 Mexican pesos per share (equivalent to USD $0.000689 per share) against the delivery of coupon 152 (one hundred and fifty-two) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Cemex Ordinary Participation Certificates (“CPO”) will receive $0.040488 Mexican pesos per CPO (equivalent to USD $0.002067 per CPO) and holders of Cemex American Depositary Shares (“ADS”) will receive USD $0.020670 per ADS in the second installment of the cash dividend, respectively. The second installment of the cash dividend should be paid to holders of bearer shares and CPO holders on September 17, 2024 in Mexican Pesos. ADS holders are expected to receive the second installment of the dividend on or around September 24, 2024.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

The second installment of the cash dividend expected to be paid on September 17, 2024 in Mexican Pesos was determined applying an exchange rate of $19.5887 Mexican pesos per USD as determined by Banco de México on September 12, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V. (Registrant)

Date: September 12, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller